UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

June 18, 2024

In the Matter of

YUKAI Health Group Limited
Xinya Building 909, 910, and 911
121 Dongjie Road
Gulou District, Fuzhou
Fujian Province, 350001
People's Republic of China

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-265965

  YUKAI Health Group Limited filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

  YUKAI Health Group Limited has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

  In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on June 18, 2024.

  For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief